Filed by Anixter International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Anixter International Inc.
Commission File No.: 001-10212
Date: January 16, 2020

Dear Employees,
Now that the formal internal and external announcements around the acquisition are completed, I wanted to circle back with all of you and provide additional color on some of my conversations with WESCO and what we expect the next weeks and months will look like.

I have had the opportunity to talk with John Engel, Chairman, President and Chief Executive Officer of WESCO about our transaction and the utmost respect he has for Anixter and our employees. I will tell you that John was extremely complimentary of our company, our people and our achievements. John completely believes in the value that this combination will drive for the market, our customers and our employees. Let me share a few of the comments John made during our conversation:

“I hope it’s clear from the public bidding process how much we value Anixter. Everything I have learned throughout this process during the past few months has confirmed my longstanding respect for Anixter and its employees. Our companies have a lot in common as we serve customers with similar needs for efficient distribution solutions, share a passion for operational excellence, and of course, have a strong commitment to exceeding expectations. Our businesses also are highly complementary with our extensive product and services portfolios, blue chip customer relationships and supplier partnerships, and talented people that will enable us to create a premier electrical and data communications distribution and supply chain services company.”

We have much to do in the coming weeks and months to plan for the combination of our two companies. Bringing together two complex companies requires a very thoughtful integration plan. We will work with John and other WESCO leaders to establish an integration team which will comprise members from both companies. The focus of this process will be ensuring we combine our two great companies in a manner that builds on our collective capabilities and past successes. Similar to what I have done in the past, I will continue to communicate with you about the integration process when appropriate.

Until the transaction closes, it is business as usual, and it’s extremely important to know that Anixter and WESCO remain two independent companies. And as always, and consistent with company policy, please forward all inquiries from the media, customers/suppliers and investors to the following individuals who will respond on Anixter’s behalf.

•	Media: Dawn Marks at 847.224.8665 (dawn.marks@anixter.com)

•	Customers/Suppliers: Steve Leatherwood at 847.867.8770 (steve.leatherwood@anixter.com)

•	Investor Relations: Kevin Burns at 224.521.8258 (kevin.burns@anixter.com)
I want to thank everyone again for their focus on the business during this transitional time and the incredible Blue Way commitment you continue to demonstrate every day.
Sincerely,
Bill Galvin
President and CEO, Anixter

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Additional Information and Where to Find It.
In connection with the proposed transaction, the Company and WESCO will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will contain a proxy statement of the Company and a prospectus of WESCO (the “proxy statement/prospectus”), and will mail the definitive proxy statement/prospectus to the Company’s stockholders when available. SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, WESCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the proxy statement/prospectus and other documents (when available) that the Company files with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at investors.anixter.com/financials/sec-filings or by contacting the Company’s Investor Relations Department at kevin.burns@anixter.com.

Participants in the Solicitation
The Company, WESCO and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus described when it is filed with the SEC. Information regarding the Company’s directors and executive officers is included in the Company’s proxy statement on Schedule 14A for its 2019 annual meeting of stockholders, which was filed with the SEC on April 18, 2019. Information regarding WESCO's executive officers and directors is included in WESCO's proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019 and in WESCO's Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 27, 2019. Changes in the director or indirect interests of the Company’s or WESCO’s directors and executive officers are set forth in Forms 3, 4 and 5 filed by the respective companies with the SEC. These documents are available free of charge as described above.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of the Company. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of the Company, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Parent and Merger Sub to obtain the necessary financing pursuant to the arrangements set forth in the commitment letters delivered pursuant to the Merger Agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts the Company’s current plans and operations and potential difficulties in the Company’s employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from the Company’s ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against the Company or Parent or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 28, 2018, filed with the SEC on February 21, 2019 and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these filings are available online at investors.anixter.com/financials/sec-filings. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.